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SEC Mail Processing Section

MAR 0 2 2021

Washington DC 406

SEC FILE NUMBER
8-69274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Global Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Village Plaza, Suite 201
(No. and Street)

Kings Park (City) NY (State) 11754 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Mohney 330-990-9098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NarwockiSmith LLP
(Name – *if individual, state last, first, middle name*)

2900 Broad Hollow Rd Suite 115E (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mohney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign Global Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/FINOP

Title

Notary Public

CHARLES E BROWNE
NOTARY PUBLIC
Coweta County
State of Georgia
My Comm. Exp. April 5, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Global Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sovereign Global Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sovereign Global Advisors, LLC's management. Our responsibility is to express an opinion on Sovereign Global Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sovereign Global Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Sovereign Global Advisors, LLC's financial statements. The supplemental information is the responsibility of Sovereign Global Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sovereign Global Advisors, LLC's auditor since 2016.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS	
Cash	$ 143,349
Receivable from broker-dealers and clearing organization	387,134
Prepaid expenses	38,312
Total current assets	568,795
Deposit with clearing organization	27,919
Total Assets	**$ 596,714**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Commissions payable	$ 243,296
Accrued liabilities	26,332
Paycheck Protection Program Loan	42,400
Total current liabilities	312,028
Subordinated Debt	-
Total liabilities	312,028
Member's equity	284,686
Total Member's equity	284,686
Total Liabilities and Member's Equity	**$ 596,714**

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Commissions	$ 3,701,744
Fee Income	107,536
Interest	4,528
Other Income	3,071
RIA Income	31,721
Total revenues	3,848,600
Expenses:	
Commissions	2,709,093
Office Rent	38,992
Payroll Expense	447,180
Travel	79,207
Marketing	28,707
Registration	40,070
Computer and internet	55,777
Meals and entertainment	19,930
Clearing house charges	236,745
Office Expenses	4,381
Printing and postage	7,804
Professional fees	11,840
Dues and subscriptions	1,895
Bad Debt	703
Charitable Contribution	2,000
Insurance Expense	28,016
Recruiting	2,989
Other	58,373
Total expenses	3,773,702
Net Profit	$ 74,898

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Member's Equity:	
Balance at beginning of year	$209,788
Net Income	74,898
Balance at end of year	284,686
Total Member's equity	$ 284,686

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2020

Subordinated Borrowings:		
Balance at beginning of year	$	-
Additional borrowings		-
Repayments or borrowings		-
Balance at end of year	$	-

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net Income	$ 74,898
Adjustments to reconcile net Income to net cash used by	
Operating activities:	
(Increase) decrease in:	
Receivable from brokers-dealers and clearing organization	(243,568)
Receivables from brokers	5,990
Prepaid expenses	(9,635)
Increase (decrease) in:	
Commissions payable	135,387
Accrued liabilities	17,661
Total adjustments	(94,165)
Net cash used by operating activities	(19,267)
Cash Flows from Financing Activities:	
Proceeds from Paycheck Protection Program Loan	42,400
Net Cash provided by Financing Activities	42,400
Net increase in cash	23,133
Cash and restricted cash at beginning of year	148,135
Cash and restricted cash at end of year	$ 171,268

Reconciliation of cash, cash equivalents, and restricted cash:

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

	12/31/20
Cash	$ 143,349
Deposit with Clearing broker	27,919
Total Cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$ 171,268

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1 – Summary of Significant Accounting Policies

A. Organization

Sovereign Global Advisors, LLC (the "Company") was formed as a limited liability company in the State of New York in March 2013 and began operations in February 2014. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC); it is a member of the Financial Industry Regulatory Authority, Inc (FINRA) and Security Investors Protection Corporation (SIPC).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2019, the Company is licensed in 39 states, including Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

As of December 31, 2020, the Company maintains a cash balance at its bank of $143,349 and a cash deposit with the clearing firm of $27,919. Total cash as of December 31, 2020 was $171,268. The cash balance in the bank and clearing firm was under the federally insured limit of $250,000.

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1 – Summary of Significant Accounting Policies – Continued

D. Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's significant revenues during 2020 originated from commissions and fee income.

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising/Marketing Costs

Advertising costs are expensed when incurred. Advertising costs are $28,707 in 2020.

G. Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2016-02. The Company has noted that ASU 2016-02 will not have an impact on its financial statements due to the nature of the leases.

(Continued)

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2020, $17,975 or $5,000. At December 31, 2020 the Company's net capital as defined by SEC Rule 15c3-1 was $270,799 in excess of minimum net capital required. In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. At December 31, 2020 the ratio was 0.93 to 1.

Note 4 – Receivables from broker-dealers and clearing organization

Receivables from broker-dealers and clearing organization on December 31, 2020 are $387,134. This amount represents commissions from completed securities trades less clearing expenses.

Note 5 – Subordinated Debt

Sovereign Global Advisors, LLC does not have subordinated debt.

Note 6 – Income Taxes

Sovereign Global Advisors, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 6 – Income Taxes - Continued

The Company recognizes and discloses uncertain tax positions in accordance with U.S. generally accepted accounting principles. As of and during the year ended December 31, 2020, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2017.

Note 7 - Leases

The Company entered into an operating lease for office space in January 2020. The Lease agreement is controlled by the Company's member. The lease commenced in January 2020 and calls for a monthly payment of $1,110, utilities included through January 2021. The Company entered into a second location operating lease for office space in June 2020. The Lease agreement is controlled by the Company's member. The lease commenced in June 2020 and calls for a monthly payment of $1,600, utilities included through June 2021. Total rent obligations, including required utilities was $38,992 for 2020.

Note 8 – Change in Presentation

No change in presentation for 2020.

Note 9 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high quality financial institutions, which at times may be in excess of FDIC insurance limits.

Note 10 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2020, up to the date of audit report February 26, 2021, which is the date the financial statements were available to be issued, and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SOVEREIGN GLOBAL ADVISORS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2020

Schedule I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

NET CAPITAL		
Total Member's equity		$ 284,686
Add:		
Liabilities subordinated to claims of general creditors		
Allowable in computation of net capital		
Other (deductions) or allowable credits		42,400
Total capital and allowable subordinated liabilities		327,086
Non-allowable assets:		
Registered Representative Receivable	-	
Prepaid expenses	38,312	38,312
Net Capital before haircuts on securities positions		288,774
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities		-
Total net capital		$ 288,774
Aggregate Indebtedness (A.I.)		
Computation of aggregate indebtness		
Total liabilities from Statement of Financial Condition	269,628	
Total Aggregate Indebtedness		$ 269,628
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 17,975
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 17,975
Excess Net Capital		$ 270,799
Excess Net Capital at 1000% (Net Capital – 10% A.I.)		$ 261,811
Ratio of A.I. To net Capital		0.93

Schedule II

Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited), as amended FOCUS report	$ 288,774
Adjustment to Non-allowable assets	
Audit adjustments	-
Net capital per audited financial statements	$ 288,774

SOVEREIGN GLOBAL ADVISORS, LLC

Computation for Determination of Reserve Requirements and Information

Relating to the Possession or Control Requirements for Broker Dealers

Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sovereign Global Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

SOVEREIGN
GLOBAL ADVISORS

Sovereign Global Advisors, LLC's Exemption Report

Sovereign Global Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2019, without exception.

Sovereign Global Advisors, LLC

I, Brian Mohney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CCO/FINOP

February 26, 2021

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Sovereign Global Advisors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Sovereign Global Advisors, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Sovereign Global Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Sovereign Global Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting a difference of $3,361;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sovereign Global Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sovereign Global Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

SOVEREIGN GLOBAL ADVISORS, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES

AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 3,848,600
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(236,745)
Other income not related to the securities business	( )
Total deductions	(236,745)
SIPC Net Operating Revenues	$ 3,611,855
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 3,611,855
General Assessment @ .0015	$ 5,418
Assessment Remittance:	
General Assessment	$ 5,418
Less: Payment Made With SIPC-6 July 2020	2,643
Payment Made with SIPC-7 January 2021	$ 2,770
Assessment balance due	$ 5

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2020 through December 31, 2020:

SIPC Net Operating Revenues as computed by the Company on	
Form SIPC-7	$ 3,608,494
SIPC Net Operating Revenues as computed above	3,611,855
Difference	$ 3,361